SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Modine Manufacturing Company
(Name of Issuer)

Current Members of the Administrative Committees of
Modine Manufacturing Company's Contributory Employee Stock Ownership and Investment Plans:

Salaried Employees: Dave B. Spiewak, Roger L.
Hetrick; Dean R. Zakos; and alternates:
Donald G. Lautz and Laura O. Clampett

Hourly-Rate Non-Union Employees: Dave B. Spiewak,
Roger L. Hetrick; Dean R. Zakos; and alternates:
Donald G. Lautz and Laura O. Clampett

Hourly-Rate Union Employees: Dave B. Spiewak, Roger L. Hetrick; Dean R. Zakos; and alternates:
Donald G. Lautz and Laura O. Clampett
(Names of Persons Filing Statement)

Common Stock, par value $0.625 per share
(Title of Class of Securities)

607828-100
(CUSIP Number)

              December 31, 2002
(Date of Event which Requires Filing of this Statement)

1(a)

CUSIP No.       607828-100

1)   Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons

Dave B. Spiewak

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       X

(b)_______________

3)   SEC Use Only ____________________________________

4) Citizenship      U. S.
Number of Shares Beneficially owned by Each Reporting Person with	(5)	Sole Voting Power	(1)
			(MCESOIPS' Administrative Committee)
	(6)	Shared Voting Power	(1)

	(7)	Sole Dispositive Power	(1)
			(MCESOIPS' Administrative Committee)
	(8)	Shared Dispositive Power	(1)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

                  (1)

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares            _____________________________________

11)   Percent of Class Represented by Amount in Row (9)    (1)    %

12)   Type of Reporting Person (See Instructions)
           EP, IN (As a member of the MCESOIPS' Administrative Committees and            Individually)

(1)   This will be the last Schedule 13G filed. The shares that would have or have been historically filed by the Company are now being reported on the Schedule 13G of our Trustee, M&I Trust Company, Milwaukee, Wisconsin.

1(b)

CUSIP No.       607828-100

1)   Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons

R. L. Hetrick

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       X

(b)_______________

3)   SEC Use Only ____________________________________

4) Citizenship      U. S.
Number of Shares Beneficially owned by Each Reporting Person with	(5)	Sole Voting Power	(1)
			(MCESOIPS' Administrative Committee)
	(6)	Shared Voting Power	(1)

	(7)	Sole Dispositive Power	(1)
			(MCESOIPS' Administrative Committee)
	(8)	Shared Dispositive Power	(1)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                 (1)

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares             _____________________________________

11)   Percent of Class Represented by Amount in Row (9)      (1)    %

12)   Type of Reporting Person (See Instructions)
            EP, IN (As a member of the MCESOIPS' Administrative Committees and             Individually)

(1)    This will be the last Schedule 13G filed. The shares that would have or have been historically filed by the Company are now being reported on the Schedule 13G of our Trustee, M&I Trust Company, Milwaukee, Wisconsin.

1(c)

CUSIP No.       607828-100

1)   Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons

D. R. Zakos

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       X

(b)_______________

3)   SEC Use Only ____________________________________

4) Citizenship      U. S.
Number of Shares Beneficially owned by Each Reporting Person with	(5)	Sole Voting Power	(1)
			(MCESOIPS' Administrative Committee)
	(6)	Shared Voting Power	(1)

	(7)	Sole Dispositive Power	(1)
			(MCESOIPS' Administrative Committee)
	(8)	Shared Dispositive Power	(1)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                 (1)

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares             _____________________________________

11)   Percent of Class Represented by Amount in Row (9)        (1)     %

12)   Type of Reporting Person (See Instructions)
            EP, IN (As a member of the MCESOIPS' Administrative Committees and             Individually)

(1)    This will be the last Schedule 13G filed. The shares that would have or have been historically filed by the Company are now being reported on the Schedule 13G of our Trustee, M&I Trust Company, Milwaukee, Wisconsin.

1(d)

CUSIP No.       607828-100

1)   Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons

D. G. Lautz

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       X

(b)_______________

3)   SEC Use Only ____________________________________

4) Citizenship      U. S.
Number of Shares Beneficially owned by Each Reporting Person with	(5)	Sole Voting Power	(1)
			(MCESOIPS' Administrative Committee)
	(6)	Shared Voting Power	(1)

	(7)	Sole Dispositive Power	(1)
			(MCESOIPS' Administrative Committee)
	(8)	Shared Dispositive Power	(1)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                 (1)

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares             _____________________________________

11)   Percent of Class Represented by Amount in Row (9)       (1)      %

12)   Type of Reporting Person (See Instructions)
            EP, IN (As a member of the MCESOIPS' Administrative Committees and             Individually)

(1)    This will be the last Schedule 13G filed. The shares that would have or have been historically filed by the Company are now being reported on the Schedule 13G of our Trustee, M&I Trust Company, Milwaukee, Wisconsin.

1(e)

CUSIP No.       607828-100

1)   Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons

L. O. Clampett

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       X

(b)_______________

3)   SEC Use Only ____________________________________

4) Citizenship      U. S.
Number of Shares Beneficially owned by Each Reporting Person with	(5)	Sole Voting Power	(1)
			(MCESOIPS' Administrative Committee)
	(6)	Shared Voting Power	(1)

	(7)	Sole Dispositive Power	(1)
			(MCESOIPS' Administrative Committee)
	(8)	Shared Dispositive Power	(1)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                 (1)

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares             _____________________________________

11)   Percent of Class Represented by Amount in Row (9)         (1)      %

12)   Type of Reporting Person (See Instructions)
             EP, IN (As a member of the MCESOIPS' Administrative Committees and              Individually)

(1)    This will be the last Schedule 13G filed. The shares that would have or have been historically filed by the Company are now being reported on the Schedule 13G of our Trustee, M&I Trust Company, Milwaukee, Wisconsin.

1(f)

Item 1(a).	Name of Issuer:
Modine Manufacturing Company

Item 1(b).	Address of Issuer's Principal Executive Offices:
1500 DeKoven Avenue
Racine, WI 53403

Item 2(a).	Name of Person Filing:
Modine Manufacturing Company's Contributory Employee Stock Ownership and Investment Plans.

This statement is being filed by the members of the Administrative Committees defined in Modine's qualified Contributory Employee Stock Ownership Plan Trust Agreement (the "MCESOP Trust") in their capacities as members of the Administrative Committees.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
1500 DeKoven Avenue
Racine, WI 53403
Item 2(c).	Citizenship:
U.S.A.

Item 2(d).	Title of Class of Securities:
Common

Item 2(e).	CUSIP Number:
607828-100

Item 3:    If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b), check whether the person             filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act.

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act.

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act.

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser registered under section 203 of the Investment Advisers Act of 1940.

(f)	[X]	Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company, in accordance with Section 240.13d-1(b)(ii)(G).

(h)	[ ]	groups, in accordance with Section 240.13d-1(b)(1)(ii)(H).

Item 4.    Ownership:    Provide the following information regarding the aggregate number and             percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See Pages 1(b), 1(c), 1(d), 1(e), and 1(f).

(b)	Percent of class: See Pages 1(b), 1(c), 1(d), 1(e), and 1(f).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Pages 1(b), 1(c), 1(d), 1(e), and 1(f).
(ii)	Shared power to vote or to direct the vote: See Pages 1(b), 1(c), 1(d), 1(e), and 1(f).
(iii)	Sole power to dispose or to direct the disposition of: See Pages 1(b), 1(c), 1(d), 1(e), and 1(f).
(iv)	Shared power to dispose or to direct the disposition of: See Pages 1(b), 1(c), 1(d), 1(e), and 1(f).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
See attached exhibit.
Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signatures:

s/D. B. Spiewak	Date: February 14, 2003
D. B. Spiewak, Treasurer and member of
the Administrative Committees of the
Salaried, Hourly-Rate Non-Union, and
Hourly-Rate Union Employees Plans.

s/R. L. Hetrick	Date: February 14, 2003
R. L. Hetrick, Vice President - Human
Resources, and member of the
Administrative Committees of the
Salaried, Hourly-Rate Non-Union, and
Hourly-Rate Union Employees Plans.

s/D. R. Zakos	Date: February 14, 2003
D. R. Zakos, Vice President, General
Counsel and Secretary, and member of
the Administrative Committee of the
Salaried, Hourly-Rate Non-Union, and
Hourly-Rate Union Employees Plans.

s/D. G. Lautz	Date: February 14, 2003
D. G. Lautz, Senior Counsel and
alternate member of the Administrative
Committees of the Salaried, Hourly-Rate
Non-Union, and Hourly-Rate Union
Employees Plans.

s/L. O. Clampett	Date: February 14, 2003
Laura O. Clampett, Director,
Compensation and Benefits and alternate
member of the Administrative Committees
of the Salaried, Hourly-Rate Non-Union,
and Hourly-Rate Union Employees Plans.

APPENDIX A

This statement is being filed by members of the Administrative Committees of Modine's Contributory Stock Purchase and Investment Plans in their capacities as Administrative Committee members.
D. B. Spiewak:	Mr. Spiewak is Treasurer of Modine, and member of the Administrative Committees of the Salaried, Hourly-Rate Non-Union and Hourly-Rate Union Employees Plans.

R. L. Hetrick:	Mr. Hetrick is Vice President, Human Resources, and member of the Administrative Committees of the Salaried, Hourly-Rate Non-Union and Hourly-Rate Union Employees Plans.

D. R. Zakos:	Mr. Zakos is Vice President, General Counsel and Secretary and a member of the Administrative Committee of the Salaried, Hourly-Rate Non-Union and Hourly-Rate Union Employees Plans.

D. G. Lautz:	Mr. Lautz is Senior Counsel of Modine, and an alternate member of the Administrative Committees of the Salaried, Hourly-Rate Non-Union and Hourly-Rate Union Employees Plans.

Laura O. Clampett	Ms. Clampett is Director of Compensation and Benefits; and an alternate member of the Administrative Committees of the Salaried, Hourly-Rate Non-Union and Hourly-Rate Union Employees Plans.

The business address for Messrs. Spiewak, Hetrick, Zakos, and Lautz, and Ms. Clampett and Modine Manufacturing Company is 1500 DeKoven Avenue, Racine, Wisconsin 53403. Modine Manufacturing Company is a manufacturer of heat-transfer products.